Exhibit 17.1

Bryan Scott Ganz

8 Conant Rd., Weston, MA 02493

April 1, 2016

Board of Directors

Arrhythmia Research Technology Inc.

25 Sawyer Passway

Fitchburg, MA 01420

Gentlemen:

I hereby tender my resignation from the Arrhythmia Research Technology Inc. (HRT) Board of Directors effective immediately.

It is clear that there are irreconcilable differences between myself and the Chairman of the Board regarding the role of directors and how we should deal with some of the issues currently facing the business. Please know that at all times I have acted in the best interests of the company and its public shareholders. Despite this I feel that I am being prevented from fulfilling my fiduciary obligations to the shareholders of HRT.

In my opinion, HRT is being managed as if it were a private company with the Chairman (who has been on the board for 34 years) as the controlling shareholder, demonstrating little regard for public shareholders and showing an unwillingness to allow directors to express dissenting opinions or for the Board to consider options that could benefit the company and its shareholders if those options challenge the Chairman’s entrenched positions.

Finally, it appears in retrospect that the Nominating and Governance Committee never had any intention of re-nominating me. There was certainly nothing that occurred during my short 60-day tenure that should have changed the Committee’s position regarding my credentials as a director or their expectation as to the value that I could bring to the Board and I did nothing during that very brief period other than work hard to support the company.

Rather, by agreeing to put me on the Board at the beginning of February and then not re-nominating me at the end of March (after the period for shareholders to present alternate director slates had expired) the Board was able to keep the activist investor that agitated for my appointment to the Board from presenting his own slate of directors at the annual shareholders’ meeting.

I am saddened to submit my resignation and I am disappointed with the actions of the Board generally and the Nominating and Governance Committee specifically.

Sincerely,

Bryan Ganz